[ING Funds Logo]

August 7, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on August 3, 2009, for Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”).  Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the “Introduction” section in Adviser Class Prospectus and Institutional Class Prospectus.  The Staff made no comments regarding the Statement of Additional Information.  In addition, attached is the Tandy Letter (Attachment A).

Introduction (pg. 2-3)

1.	Comment: The Staff requested that the section entitled “Introduction” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response:            The Registrant believes that the “Introduction” section is consistent with the format of other ING Fund prospectuses and the information contained in the introduction section is part of the risk/return summary.  Therefore, we have left the section in its original position in the Prospectuses.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Dechert LLP

Attachment A

[ING Funds Logo]

August 7, 2009

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
SEC File Nos. 33-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Dechert LLP